UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 28 November 2016

Harmony Gold Mining Company Limited

Randfontein Office Park

Corner Main Reef Road and Ward Avenue

Randfontein, 1759

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
("Harmony" and/or "the Company")

Results of Harmony's annual general meeting

Harmony Gold Mining Company Limited ('Harmony' or 'the Company') advises shareholders that, at Harmony's annual general meeting held on 25 November 2016, the requisite majority of shareholders approved all the ordinary and special resolutions, as set out in the notice of annual general meeting forming part of the Company's 2016 integrated annual report. There were 439 780 983 ordinary shares in issue as at the date of the annual general meeting.

The voting results of the resolutions were as follows:

Ordinary resolution 1:	Re-election of director: Cathie Markus			
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.84%	0.16%	382 922 379	87.07%	0.23%

Ordinary resolution 2:	Re-election of director: Karabo Nondumo			
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.84%	0.16%	382 931 579	87.07%	0.23%

Ordinary resolution 3:	Re-election of director: Vishnu Pillay			
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
80.07%	19.93%	382 913 929	87.07%	0.24%

Ordinary resolution 4:	Re-election of director: Andre Wilkens				
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)	
99.49%	0.51%	382 918 970	87.07%	0.24%	

Ordinary resolution 5:	Re-election of audit and risk committee member: John Wetton				
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)	
99.91%	0.09%	382 920 452	87.07%	0.24%	

Ordinary resolution 6:	Re-election of audit and risk committee member: Fikile De Buck				
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)	
99.90%	0.10%	382 952 720	87.08%	0.23%	

Ordinary resolution 7:	Re-election of audit and risk committee member: Simo Lushaba				
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)	
91.38%	8.62%	382 952 324	87.08%	0.23%	

Ordinary resolution 8:	Re-election of audit and risk committee member: Modise Motloba				
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)	
99.92%	0.08%	382 944 814	87.08%	0.23%	

Ordinary resolution 9:	Re-election of audit and risk committee member: Karabo Nondumo				
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)	
99.92%	0.08%	382 944 071	87.08%	0.23%	

Ordinary resolution 10:	Reappointment of external auditors: PricewaterhouseCoopers Incorporated				
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)	
91.69%	8.31%	382 946 063	87.08%	0.23%	

Ordinary resolution 11:	Approval of remuneration policy			
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
91.03%	8.97%	382 874 083	87.06%	0.25%

Ordinary resolution 12:	General authority to issue shares for cash			
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
92.59%	7.41%	383 031 954	87.10%	0.21%

Ordinary resolution 13:	Amendments to the share plan			
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.75%	0.25%	382 438 891	86.96%	0.34%

Special resolution 1:	To approve non-executive directors' remuneration			
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.78%	0.22%	382 950 306	87.08%	0.23%

APPOINTMENT OF DIRECTOR

As a result of an administrative oversight, the confirmation of Peter Steenkamp's appointment as a director of the Company was not incorporated in the notice convening the annual general meeting of the Company held on 25 November 2016, which meeting was the first general meeting of the Company occurring after Peter's aforesaid appointment. The directors have re-appointed Peter as a director of the Company immediately following the annual general meeting. The Company apologises for the oversight and will include the confirmation of Peter's appointment as a director of the Company in the notice of the first general meeting to be held following his re-appointment.

ends.

For more details contact:

Riana Bisschoff
Company Secretary
+27(0)83 629 4706

Johannesburg, South Africa
28 November 2016

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 28, 2016

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director